UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sunesis Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

867328502
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867328502

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Adam Benowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      ☐
(b)      ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	999,500
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	999,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

999,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.7%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 867328502

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Capital Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      ☐
(b)      ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	999,500
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	999,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

999,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.7%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 867328502

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Opportunity Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      ☐
(b)      ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	999,500
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	999,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

999,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.7%

12.	Type of Reporting Person (See Instructions)

CO

Item 1.

(a)	The name of the issuer is Sunesis Pharmaceuticals, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 395 Oyster Point Boulevard, Suite 400, South San Francisco, California 94080.

Item 2.

(a)
This Statement is being filed by:  (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the “Master Fund”), (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (the “Investment Manager”), and (iii) Adam Benowitz, the Managing Member of the Investment Manager (all of the foregoing, collectively, the “Filers”).  The Master Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments.  The Master Fund directly owns all of the shares reported in this Statement.  Mr. Benowitz and the Investment Manager may be deemed to share with the Master Fund voting and dispositive power with respect to such shares.  Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b)	The principal business office of the Master Fund is:

c/o Ogier Fiduciary Services (Cayman) Limited
P.O. Box 1234
113 South Church Street
Queensgate House
Grand Cayman KY1-1108
Cayman Islands

The principal business office of each of the Investment Manager and Mr. Benowitz is:

20 West 55th Street, 5th Floor
New York, New York 10019
USA

(c)	For citizenship information see Item 4 of the cover page of each Filer.

(d)	This Statement relates to the Common Stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is listed on the cover pages hereto.
Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

As of December 31, 2009, the Master Fund had the ability to acquire 999,500 shares of Common Stock within 60 days through the exercise of derivative securities, and thus beneficially owned 999,500 shares of Common Stock, representing 2.7% of all of the outstanding shares of Common Stock. The forgoing is based on 35,902,603 shares of Common Stock outstanding as of December 23, 2009, as reported in the Issuer’s Registration Statement on Form S-3 filed on December 24, 2009.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

(a)	Not applicable.

(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 16, 2010

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.

By:	/s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the Investment Manager and as a Director of the Master Fund